MANAGEMENT DISCUSSION AND ANALYSIS

For the Period Ending

March 31, 2006

(Restated)

Augusta Resource Corporation

General

The following restated Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying restated consolidated financial statements, notes, Annual Information Return and other financial information elsewhere for quarter ended March 31, 2006 and with the restated audited consolidated financial statements for the year ended December 31, 2005, all of which are available at the SEDAR website at www.sedar.com.

As discussed herein this MD&A has been amended to give effect to the restatement as described in “Restatement” below and in “Restatement” in Note 2 of the restated consolidated financial statements for the three months ended March 31, 2006. Apart from revisions resulting from the restatement, this MD&A does not reflect events subsequent to May 29, 2006.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise indicated.

Restatement

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is pursuing, the Company discovered non-cash errors relating to its financial statements (including the audited year end financial statements) for the first quarter ended March 31, 2006 as well as for the each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment. Refer to the restated March 31, 2006 Consolidated Financial Statements Note 2 for more details.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona; White Pine County, Nevada; and in the Grant County, New Mexico. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity and debt capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On March 31, 2006 the Company purchased a 100% working interest in the Rosemont Ranch copper deposits in Pima County, Arizona (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)) subject to a 3% NSR, for cash payment of US$20,398,745 (CDN$ 24,428,833). The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco. The property contains three known potentially open-pit mineable copper/molybdenum skarn deposits on patented mining claims.

Augusta has announced that it has positive results from metallurgical test work that will impact production and process techniques to be used at the Company’s Rosemont copper/ molybdenum project located near Tucson Arizona. The new findings, as detailed below, will impact flow sheet design and the financial performance of the Rosemont project.

Augusta has made the following determinations:

1)

The Company is studying the feasibility of an open pit mine, concentrator and leaching facility with a concentrator production capacity of approximately 68,000 tonnes per day in order to produce estimated annual sales of 225 to 230 million pounds of recovered copper and over 5 million pounds of molybdenum over a 17-22 year period. Initial open pit optimization work indicates an overall waste to ore stripping ratio of approximately 1.55:1 may be obtainable depending on the outcome of geotechnical drilling and ultimate mine design layouts. The Company has not yet completed a full feasibility study. Therefore there is no certainty that economic operations will be realized until a positive study is completed.

2)

Fractional analysis and flotation test work indicate that copper minerals are easily liberated and that copper sulfide recoveries of greater than 90% and concentrate copper grades in excess of 38% Cu may be obtainable from a simple open cycle flotation flow sheet.

3)	Test work indicates that the sulfide copper concentrate is amenable to hydrometallurgical techniques for the production of copper cathode on site. Flow sheets are currently being assessed.
4)

Augusta has identified that initial material classified as overburden/waste contains soluble oxide copper as well as leachable sulfide copper at potentially economic grades. Augusta is currently conducting a work program (see March 17 press release) to quantify a NI 43-101 compliant oxide resource in the near surface zones of the deposit.

5)

Past records and current drill assays show a significant content of bi-product silver and gold in addition to the recoverable molybdenum. Augusta is currently re-assaying drill core (see March 17 press release) to establish a silver resource.

Mountain States Research and Development (“MSRDI”) of Tucson Arizona, has recently completed metallurgical testing of representative composite samples in the main copper mineralized zones of the deposit. It was established that the predominant copper sulfide minerals are bornite, chalcocite and chalcopyrite.

The predominance of bornite mineralization leads to new opportunities for producing much higher grade concentrates, opportunities to simplify the concentrator flow sheet, efficiently process mill concentrates using existing hydrometallurgical technologies, and to potentially produce copper cathode on site.

In addition to the above findings, Augusta has also identified the potential for processing copper oxide mineralization. Column leaching tests conducted at MSRDI on oxide copper material from overburden samples combined with the Company’s current program of assaying and re-logging of existing historic drill core at Rosemont will allow for the determination of the grades and distribution of economically recoverable copper within the low grade overburden. Only 30% of the diamond drill core penetrating overburden zones were assayed for oxide copper historically. Augusta is currently assaying oxide zone historic core. Initial on column leach test work indicate economic copper recoveries and acid consumption rates.

The metallurgical test work underway will also determine the amounts of silver and gold that report as a byproduct of sulfide copper production. This is concurrent with the Company’s previously announced program of re-assay of sulfide drill core for precious metals in order to establish an NI 43-101 compliant resource for silver and potentially for gold.

Test work is also underway to evaluate the application of water conservation measures commonly used in arid areas of Australia and South America; these conservation measures have the potential to reduce water evaporative losses as well as seepage losses of process water. Besides the environmental/conservation benefits, they could ultimately reduce operating costs over conventional tailings ponds in the arid climate of Arizona.

These positive evaluations affect the existing overall plant design, plant facility siting, utility demand, and project financial analysis. Augusta was scheduled to complete a pre-feasibility study during the first quarter 2006, but as a result of these new developments, the Company has decided to complete a feasibility study in two stages in order to accommodate the new findings: 1) a preliminary assessment to be published during the second quarter 2006, and 2) the more comprehensive feasibility study to be completed in 2007.

The Company’s 2006 twenty thousand (20,000) meter exploration, in-fill and geotechnical drilling campaigns at Rosemont are underway with four drill rigs in operation.

Augusta Resource Corporation has retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont Project mineral resources and develop mine designs as a part of a feasibility mining study that is presently in progress.

The mineral resource estimation work and preliminary mine design work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101. The metallurgical test work was performed by MSRDI under the supervision of Dr. Roshan Bhappu, P.E. an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Augusta Resource Corporation has retained Washington Group International Inc., an integrated engineering, construction and management solutions company headquartered in Boise Idaho, as the primary author of the preliminary assessment study. Washington Group’s work is conducted under the review of Mr. John Ajie, P.E., an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

As of the end of the first quarter of 2006, project expenditures totaled $3,429,106, with $597,825 expended during the quarter.

Properties in White Pine County, Nevada

The Company owns 100% of the Mount Hamilton property through its subsidiary DHI Minerals Ltd. The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

The Mount Hamilton Gold Project is comprised of nine surveyed patent mineral claims, totaling 120.57 acres; and 21 unsurveyed mining claims, totaling 405.24 acres. Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified.

The Company has retained Pincock, Allen & Holt, to conduct a Preliminary Feasibility Study on the development of the Mount Hamilton Gold Project. Pincock, Allen and Holt will evaluate the development of the Centennial Deposit of Mount Hamilton as an open-pit heap leach gold mine.

The Mount Hamilton Gold Project contains 405,000 ounces gold (“Au”) and 2,153,000 ounces silver (“Ag”) in an Indicated Resource of 12 million tons at 0.034 ounces (“oz”) per ton Au and 0.18 oz per ton Ag, using a cut-off grade of 0.016 per ton Au. Mineralization appears to be open in several directions, and potentially amenable to open pit mining. Augusta filed a National Instrument 43-101 compliant Independent Technical Report on Mount Hamilton, completed by Roscoe Postle Associates, Inc. in March 2005.

In March 2006, the Company acquired the Shell Deposit in White Pine County, Nevada. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of US$120,000 (CDN$138,889), and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

The Company plans to commence a 10,000-foot Phase I Exploratory Drilling Program in June 2006 with an estimate cost of $450,000, at the Shell Deposit, located approximately 35 miles west of Ely, Nevada and approximately 1-mile from the Company’s Mount Hamilton project. The Shell Deposit was subject to significant historical drilling by Union Carbide Corporation in the 1980’s and identified the following historical resources:

	Tons	Grade
Gold Zone	517,156	0.24 oz au/ton
Molybdenite Zone	1,137,845	1.20% MoS2

The Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore should not be relied upon by investors.

As of the end of the period, project expenditures on the Mount Hamilton property was $200,723, with $58,180 incurred during the three month period ended March 31, 2006. Total project expenditures on the Shell property were $12,789 to date with no work completed in the quarter.

Property in Grant County, New Mexico

On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico.

All project costs and deferred exploration expenditures will be written-off in the quarter ended June 30, 2006.

As at March 31, 2006, the Company’s capitalized costs on its mining assets were as follows:

	Mining Properties Cost		Deferred Exploration Expenses
	March 31	December 31	March 31	December 31
Mining assets:	2006	2005	2006	2005
Rosemont property	$24,428,833	$8,315,611	$3,429,106	$2,831,281
Mt. Hamilton property	6,574,757	6,574,757	200,723	142,543
Lone Mountain property	271,236	271,236	56,803	48,947
Shell property	138,889	-	12,789	12,789
	$31,413,715	$15,161,604	$3,699,420	$3,035,560

Mining properties:	2006	2005
Balance, beginning of period	$15,161,604	$285,064
Acquisition costs	16,252,111	15,124,447
Write-offs	-	(247,907)
Balance, March 31, 2006 and December 31, 2005	$31,413,715	$15,161,604

Deferred exploration expenses:
Balance, beginning of period	$3,035,560	$19,785
Geologists, consultants and professional services	663,860	3,019,369
Write-offs	-	(3,594)
Balance, March 31, 2006 and December 31, 2005	$3,699,420	$3,035,560

Results of Operations

Comparison of the three-month period ending March 31, 2006 and 2005 (restated)

	Three Months Ended March 31
			(INCREASE)/
	2006	2005	DECREASE

EXPENSES
Accounting and audit	$35,500	$-	$(35,500)
Amortization	845	-	(845)
Administration	7,500	7,500	-
Consulting and communication	24,855	193,328	168,473
Debt issuance costs	163,678	-	(163,678)
Filing and regulatory	19,165	38,495	19,330
Fiscal and advisory services	18,207	517	(17,690)
Foreign exchange (gain)	(9,260)	192	9,452
Investor relations	57,814	-	(57,814)
Legal fees	20,139	105	(20,034)
Office and sundry	52,058	29,949	(22,109)
Insurance	74,341	-	(74,341)
Recruitment fees	-	45,174	45,174
Salaries and benefits	241,467	56,320	(185,147)
Stock based compensation (recovery)	230,546	122,517	(108,029)
Travel	48,099	-	(48,099)

Loss from operations	(984,954)	(494,097)	(490,857)
Interest and other income	71,983	1,381	70,602
Interest and finance charges	(613,510)	1,682	(615,192)

LOSS FOR THE PERIOD	$(1,526,481)	$(491,034)	$(1,035,447)

Loss from operations for the three-month period ending March 31, 2006 was $984,954. This was $490,857 higher than the loss of $494,097 for the three-month period ending March 31, 2005. A significant increase results from the of acquisitions closed in the second quarter of 2005 and the costs related to the issuance and servicing of debt in 2005.

Accounting and audit increased to $35,500 for the three months ended March 31, 2006. Although no audit work was performed on the quarter the Company incurred a significant increase in the audit fees. This increase is the result of additional work regarding a financing announced in February 2006.

Amortization of $845 was recorded during the quarter due to the establishment of an office in Glendale, Colorado and the purchase of computer hardware in the spring of 2005

As a result of increased activity during the three-month period ending March 31, 2005 and additional needs in early 2005 consulting and communication fees have decreased to $24,855 from $193,328 the previous period. Consultants were used for various operational, administrative and accounting requirements during the prior and current periods due to the increase and complexity of operations and reporting.

During 2005 total debt issuance costs of $598,424 were recognized and $163,678 was amortized and recognized during the period ended March 31, 2006. These are costs related to the $6,000,000 convertible debenture.

Filing and regulatory expenses during the three-month period ending March 31, 2006 were $19,165, which is a decrease of $19,330 over $38,495 incurred to March 31, 2005. This decrease is the result of the acquisitions announced during the first quarter in 2005 and the filing fees related to the financings in 2005 and 2006.

Fiscal and advisory services during the three-month period ending March 31, 2006 were $18,207 an increase of $17,690 over $517 during the period ending March 31, 2005. This increase is the result of shares issued during the period from the exercise of warrants and the special warrant financing.

The foreign exchange gain of $9,260 during the three-month period ended March 31, 2006 is an increase of $9,452 over the foreign exchange loss during the three-month period ended March 31, 2005 of $192. This loss resulted from a slight change in the period’s exchange rate and the purchase of the Rosemont property acquisitions.

Legal fees for the three-month period ended March 31, 2006 are $20,139 compared to $105 for the three-month period ended March 31, 2005 an increase of $20,034. The Company’s 2006 activities are substantially larger and more complex requiring additional legal work not required the previous year. Additionally, legal work has been required in preparing for US filing requirements.

Investor relations increased to $57,814 during the three-month period ended March 31, 2006 from $Nil in the prior period. In the fourth quarter of 2005 the Company conducted an investor relations campaign and the Company retained Roth Investor Relations (appointed September 27, 2005) to conduct investor relations activities in North America. During the first quarter of 2006 the Company discontinued the services of Roth Investor Relations in favour of hiring an in- house investor relations staff member.

Office and sundry expenses for the three-month period ended March 31, 2006 are $52,058 compared to $29,949 for the three-month period ended March 31, 2005. The costs are higher as a result of the opening of the US office in Glendale, Colorado,

Salaries and benefits have increased by $185,147, which is primarily due to the addition of the new President & CEO, VP Exploration and VP Projects and Environment, positions based in Colorado. An administrative/secretarial person has also been engaged for this office.

The Company paid $45,174 to a recruiting firm during the search for a new president in 2005.

$230,546 in stock based compensation expense was recognized in the period compared to $122,517 the previous period. This expense is the realization of the fair value of stock options granted in previous periods over their vesting periods. This expense is a non-cash item and relates to the timing and recognition of the fair value on the issuance of stock options.

Travel has increased to $48,099 for the three-month period ended March 31, 2006. This increase is the result of additional personnel, investor marketing presentation travel and new travel requirements for development of properties.

The increase in interest income to $71,983 during the period resulted from substantial increased bank balances from equity funds raised during the first quarter of 2006 and the investment of these funds in guaranteed investment certificates.

Interest and finance charges for the three-month period ended March 31, 2006 are $613,510, an increase of $615,192 over income of $1,682 during the three-month period ended March 31, 2005. This increase is the result of the accretion of $448,130 of interest expense as well as the accrual of $67,500, at 9% interest due on the $3,000,0000 convertible debenture issued by the Company and $96,363 in discount interest based upon a borrowing interest rate of 15% on the $2,500,000 USD notes payable.

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters, as revised, of fiscal 2006, 2005 and 2004 are as follows, the 2006 and 2005 quarters have been restated:

			Net income (loss)
		Net income	per share basic &
	Revenue	(loss)	diluted
Mar 2006	Nil	$(1,526,481)	$(0.04)
Dec 2005	Nil	$(2,527,247)	$(0.07)
Sep 2005	Nil	$(1,458,494)	$(0.04)
Jun 2005	Nil	$(861,062)	$(0.03)
Mar 2005	Nil	$(491,034)	$(0.02)
Dec 2004	Nil	$(97,916)	$(0.01)
Sep 2004	Nil	$(130,313)	$(0.01)
Jun 2004	Nil	$(577,324)	$(0.07)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital as at March 31, 2006 was $22,271,248 compared with a working capital deficiency of $1,553,214 as at December 31, 2005, an increase of $23,824,462. The Company raised $44,099,000 in special warrants and over $600,000 in other equity during the period. The Company has $26,602,284 remaining in cash, with over $16.1 million used to purchase Rosemont, $2.7 million paid to share issuance costs and an additional $1 million expended on exploration and the Shell property option.

No additional long term liabilities have been incurred during the period. The Company is now funded to retire its current $1,173,341 note payable and its $3,000,000 in convertible debt.

The $1,500,000 USD amount due for the Mount Hamilton purchase in April 2007 is expected to be funded from treasury.

The following table lists as of March 31, 2006 information with respect to the company’s known contractual obligations.

	Payments due by period
		Less than	1- 3	3 – 5	More
Contractual Obligations	Total	1 year	years	years	than 5
					years
Long-Term Debt Obligations (1)	$5,709,173	$4,173,341	$1,535,832	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (2)	132,055	62,709	69,346	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	2,200,000	-	-	2,200,000	-
Reflected on the Company's Balance
Sheet under Canadian GAAP
Total	$8,041,228	$4,236,050	$1,605,178	$2,200,000-	$-

(1)

Represents amounts owed to various unrelated parties totaling $43,477. These amounts do not bear interest. Represents $2,665,695 in notes payable for the purchase of DHI Minerals Ltd. and the Mt. Hamilton property. Represents $3,000,000 of a convertible debenture issued to fund the first option payment towards the purchase of the Rosemont property in Arizona. The debenture accrues interest at 9% per annum.

(2)	Represents Glendale office rent of $4,683 per month, under a 36 month lease agreement expiring on May 31, 2008.
(3)	$2,200,000 in deferred tax liability on the acquisition of the Mt. Hamilton property through DHI Minerals Ltd.

Capital Resources

The Company’s primary capital assets are cash and mineral properties, which are discussed in detail in the section, Overall Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We do not anticipate that it will require additional capital to fund our business activities during the current period. However, we have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future.

We anticipate that we will require capital for the following:

  Exploration and development at the Rosemont Property of approximately $5,100,000 during 2006;

  Complete feasibility study on the Rosemont Property of approximately $2,800,000 during 2006;

  Contingency costs related to the Rosemont Property of approximately $1,300,000 during 2006;

  Permitting activities on the Rosemont Property of approximately $2,100,000 during 2006;

  payments to maintain our Mt. Hamilton Property in good standing of approximately $1,200,000 (US$1 million) on April 30, 2006 and approximately $200,000 exploration and development expenditures during 2006;

  payments and exploration and development expenditures to maintain our Shell Deposit in good standing of approximately $530,000 during 2006;

  repayment of our convertible debenture of $3,100,000 during 2006;

  general and administrative expenses of approximately $1,800,000 during the fiscal year ending December 31, 2006; and

We do not anticipate that it will require additional capital to fund our business activities during the current period.

On February 10, 2006 the Company announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement.

On March 6, 2006 the Company announced that it had increased the size of the brokered private placement to $40,090,000. The offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. The Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”).

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 special warrants with gross proceeds of $44,099,000.

Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant will entitle the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008.

On April 26, 2006 the Company filed its final prospectus, which qualified the distribution of the 23,210,000 common shares and 11,605,000 common share purchase warrants of the special warrant financing.

In consideration for their services, the agents have received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008.

Proceeds from the private placement will be used to complete the 2006 budgeted activities, buy out the Rosemont option agreement entirely and provide for certain expenditures to be incurred during 2007.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the period ended March 31, 2006, the Company incurred expenses of $7,500 (2005 - $7,500) for administrative services provided by a company in which Richard W. Warke, Chairman and a Director of the Company has a 25% interest. During the period ended March 31, 2006, the Company incurred salaries of $37,500 (2005 - $37,500) to the Chairman of the Company, $63,499 (2005 - $Nil) to Gil Clausen, the President and CEO of the Company, $38,965 (2005 - $Nil) to Mike Clarke, the Vice President Exploration and $18,750 (2005 – $18,750) to Donald B. Clark, the CFO.

At March 31, 2006, $6,291 of accounts receivable (2005 - $17,675 of accounts payable) is due to, Sargold Resource Corporation, a related company, which share office space and certain common directors with the Company. At March 31, 2006, $93,750 (2005 - $18,750) is due to the CFO of the Company for salaries accrued in the current and prior year. Also included in accounts receivable at March 31, 2006 is an amount of $23,917 (2005 - $57,186) due to a related company in which Richard W. Warke is an officer and Director.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

None

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 64,348,400 issued and outstanding. The Company had 4,691,834 outstanding stock options with 991,834 vested and available for exercise. The Company also had 28,078,436 in outstanding warrants available to be exercised. From March 31, 2006 to the date of this report 5,000 options were exercised for total proceeds of $500 and 701,720 warrants were exercised for total proceeds of $1,163,900.

On April 11, 2006 the Company granted 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

On May 15, 2006 the Company granted 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at March 31, 2006 the Company’s disclosure controls and procedures were effective in ensuring that material information regarding this annual report and other disclosure was made known to them on a timely basis.